EXHIBIT 99.1

Solaris Completes Socialization of Initial District Exploration Programs

VANCOUVER, British Columbia, Aug. 02, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to announce the completion of joint socialization programs with government entities and local communities to support the initial exploration activities of its district exploration programs at its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. The success of this socialization provides a template for broader ambitions in the northern Zamora belt for which the Company intends to secure a joint venture partner.

Geotechnical drilling has now commenced in the Caya-Mateo target which is expected to provide important geological information to aid in more focused targeting efforts and subsequent discovery drilling. Meanwhile, field work continues in the emerging Celestina epithermal gold/silver area where prior sampling returned values of up to 11,570 g/t silver and 12.3 g/t gold across 30cm of breccia outcrop (refer to press release dated June 25, 2024), with the next batch of results expected soon.

Socialization programs were attended by members of local communities, canton and provincial governments, and key ministries of the national government. The Company presented its proposed initial exploration activities, including commitments for local hiring and contracting, undertaking education, technical training and capacity building, and community relations and environmental management programs.

Mr. René Cuesta, delegate of the Ministry of Energy and Mines, commented, “These types of meetings show us that it is possible to do mineral exploration in a united way: society, community, company and government. I congratulate the Company and communities because communicating ratifies work in mutual harmony without discrepancies. This shows that the Company works for the development of the communities, and for the good of Limón Indanza canton, Morona Santiago province and Ecuador.”

Mr. Cristian León, delegate of the Ministry of the Environment, commented, "We see that the process of socialization has been carried out with total transparency, complying with the previous processes of call and information. It is gratifying to see that the community, cantonal and provincial authorities all participated enthusiastically in this socialization. This is a demonstration of responsibility and commitment on all sides.”

Mr. Jorge Valverde, Political Head of the Limón Indanza canton, commented, “Socialization with the communities is very important since all the work that will be carried out by the Company is informed by their input. The communities have to understand what the processes are, the way of working and how the hiring will be carried out. I am representing the Governor, and I am very satisfied to see that people are accepting this information provided by the Company.”

Mr. Federico Velásquez, President Latin America of Solaris, commented, “Engaging with local communities ensures their concerns are central to our planning and enhances the benefits of our activities. Our exploration creates economic opportunities, supports local businesses, and advances community development. This approach aligns with community values, promotes sustainable growth, and demonstrates our commitment to responsible mining.”

Technical Information and Quality Control & Quality Assurance

Sample assay, soil and rock sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located on site. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and silver contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. The technical data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that this socialization provides a template for broader ambitions in the northern Zamora belt for which the Company intends to secure a joint venture partner, geotechnical drilling has now commenced in the Caya-Mateo target which is expected to provide important geological information to aid in more focused targeting efforts and subsequent exploration drilling aimed at testing the discovery potential, detailed mapping and sampling continues in the emerging Celestina epithermal gold/silver area where prior sampling returned values of up to 11,570 g/t silver and 12.3 g/t gold across 30cm of breccia outcrop with the next batch of field results expected shortly, proposed initial exploration activities, including commitments for local hiring and contracting, undertaking technical training and capacity building, and community relations and environmental management programs. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.